Exhibit 1

Supplemental Option Plan-Related Information

The following table sets forth certain information for consideration in connection with the proposals relating to the Company’s share option plans described in the Company’s definitive proxy statement, filed with the SEC on April 9, 2008, relating to its 2008 annual general meeting of shareholders.  The information below relates to all of the Company’s active share option plans, is as of March 20, 2008 (the record date for the annual general meeting), assumes all option-related proposals are approved by shareholders and gives effect to options granted subject to such approval.

Shares available for grant as options	4,327,851
Shares available for direct issuance (a subset of the 4,327,851 shares set forth above)	819,878
Options outstanding	19,980,225
Average exercise price of outstanding options	$3.46
Average remaining term of outstanding options	8.5 years
Shares issued directly (during the period 1994-2007)(1)	1,102,816

(1)           1,098,216 of which were issued pursuant to shareholder-approved bonus plans (which have since been amended to require that all bonus payments thereunder be made entirely in cash) and 4,600 of which were issued pursuant to shareholder-approved option and restricted share plans.